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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 2)

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                                ----------------

                                CYBERMEDIA, INC.
                            (Name of Subject Company)

                                CYBERMEDIA, INC.
                      (Names of Person(s) Filing Statement)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                ----------------

                                    23249P107
                      (CUSIP Number of Class of Securities)

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                                  KANWAL REKHI
                CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD
                                CYBERMEDIA, INC.
                        2850 OCEAN PARK BLVD., SUITE 100
                             SANTA MONICA, CA 90405
                                 (310) 664-5000

                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                    behalf of the person(s) filing statement)

                                ----------------

                                 WITH A COPY TO:

                          Arthur F. Schneiderman, Esq.
                           Blair W. Stewart, Jr., Esq.
                              Daniel R. Mitz, Esq.
                        Wilson Sonsini Goodrich & Rosati
                            Professional Corporation
                               650 Page Mill Road
                               Palo Alto, CA 94304
                                 (650) 493-9300


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     This Amendment No. 2 amends the Solicitation/Recommendation Statement on
Schedule 14D-9 (as amended, the "Schedule 14D-9") filed by CyberMedia, Inc. (the "Company") relating to the tender offer by Networks Associates, Inc. ("Parent") and Cyclone Acquisition Corp. ("Purchaser"), a wholly-owned subsidiary of Parent, to purchase all of the outstanding shares of Common Stock of the Company upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 1998. Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     A copy of the joint press release of the Parent and the Company announcing that the U.S. Department of Justice and the Federal Trade Commission have notified the parties that their request for early termination of the waiting period under the Hard-Scott-Rodino Antitrust Improvement Act of 1976 has been granted and that the Offer will now expire at 8:00 p.m. New York City time, on Wednesday, September 9, 1998, is filed as Exhibit 18 to this Schedule 14D-9 and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NUMBER                               DESCRIPTION
18                     Press Release, as issued by Parent and the Company on
                       September 7, 1998.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             By:  /s/ KANWAL REKHI
                                                --------------------------------
                                             Name:  Kanwal Rekhi
                                             Title: Chief Executive Officer and
                                                    Chairman of the Board

Dated: September 8, 1998



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                                  EXHIBIT INDEX


EXHIBIT NUMBER                               DESCRIPTION
18                     Press Release, as issued by Parent and the Company on
                       September 7, 1998.


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